U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________

1.   Name and Address of Reporting Person*

   Irwin                            Thomas                 S.
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   (Last)                           (First)             (Middle)

                                 1782 Bay Drive
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                                    (Street)

   Pompano Beach                    Florida                33062
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   (City)                           (State)              (Zip)


________________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol

      Heico Corporation         "HEI" and "HEI.A"

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                              ###-##-####

________________________________________________________________________________

4.   Statement for Month/Year

                                03/28/2003
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5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President, Chief Financial Officer
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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Common Stock                          03/28/03(1)    T               131(1)      D      $10.28(1)   32,157(1)     I    401(k) Plan
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Class A Common Stock                  03/28/03(1)    T                39(1)      D      $6.60(1)    25,696(1)     I    401(k) Plan
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Common Stock                                                                                       136,659        D
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Class A Common Stock                                                                                44,490        D
====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee Stock      $8.62    3/17/03   A         45,000      (2)      3/17/13  Common     45,000  --       45,000(3) D
Option (Right to Buy)                                                          Stock
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Employee Stock      $6.06    3/17/03   A          5,000      (2)      3/17/13  Class A     5,000  --        5,000(3) D
Option (Right to Buy)                                                          Common
                                                                               Stock
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====================================================================================================================================

Explanation of Responses:
(1) These shares were forfeited from the Reporting Person's account in the HEICO Corporation 401(k) Plan (the Plan) as a result of the Plan's annual ADP/ACP tests of voluntary and matching contribution limits determined pursuant to ERISA requirements and as reported to the Reporting Person on his participant's statement received from the Plan on March 28, 2003.
(2)  Options become exercisable 20% per year over five years from date of grant.
(3) In addition to these options, the Reporting Person owns directly options entitling the Reporting Person to purchase an aggregate of 302,743 shares of Common Stock and 140,320 shares of Class A Common Stock. These options become exercisable on various dates and have various expiration dates.


     /s/ Thomas S. Irwin                                        03/28/2003
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.


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